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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

                ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
              Securities Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

/X/  Form 3 Holdings Reported

/X/  Form 4 Transactions Reported
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

      Chu, Thompson
--------------------------------------------------------------------------------
      (Last)                          (First)                   (Middle)

      107 East 3rd Avenue
--------------------------------------------------------------------------------
                                    (Street)
      Vancouver, BC Canada V5T 1C7
--------------------------------------------------------------------------------
  (City)                           (State)                (Zip)

--------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

      POPstar Communications, Inc.  - POPS
--------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

      N/A
--------------------------------------------------------------------------------
4. Statement for Month/Year

      Fiscal Year Ended December 31, 2000
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)

      November 10, 1999
--------------------------------------------------------------------------------



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

6. Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          Chairman of the Board
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person
     [_]  Form Filed by More than 1 Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

1. Title of Security
        Common stock par value $0.001 per share

2. Transaction Date Month/Day/Year
        April 19, 2000

3. Transaction Code
        Code                 V
      --------           ---------
        C(4)* (see Explanation of Responses, Note 1)

4. Securities Acquired (A) or Disposed of (D)
        Amount             (A) or (D)            Price
    ----------------     ---------------    ---------------
        12,500                 (A)              $125.00

5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year
        12,500

6. Ownership Form: Direct (D) or Indirect (I)
        Indirect

7. Nature of Indirect Beneficial Ownership
        Held by Spouse

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

1. Title of Security
     (i)     Option
     (ii)    Option
     (iii)   Conversion of Option
     (iv)    Option
     (v)     Option
     (vi)    Option



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

     (vii)   Option

2. Conversion or Exercise Price of Derivative Security
     (iii) $0.01/share

3. Transaction Date (M/D/Y)
     (i)   6/30/99
     (ii)  6/30/99
     (iii) 4/19/00
     (iv)  5/12/00
     (v)   5/12/00
     (vi)  5/12/00
     (vii) 5/12/00

4. Transaction Code
        Code                   V
     ----------------     ---------------
      (i)     A(3A)*  (see Explanation of Responses, Note 1)
      (ii)    A(3A)*  (see Explanation of Responses, Note 1)
      (iii)   C(4)
      (iv)    A(4)
      (v)     A(4)
      (vi)    A(4)
      (vii)   A(4)

5. Number of Derivative Securities Acquired (A) or Disposed of (D)
            (A)                 (D)
      ----------------     ---------------
      (i)    12,500
      (ii)   12,500
      (iii)  12,500
      (iv)   25,000
      (v)    25,000
      (vi)   25,000
      (vii) 100,000

6. Date Exercisable and Expiration Date (M/D/Y)
      Date Exercisable     Expiration Date
      ----------------     ---------------
      (i)    6/30/99          6/30/00
      (ii)   6/30/00          6/30/01
      (iii)  n/a
      (iv)   5/12/01          5/12/02
      (v)    5/12/02          5/12/03
      (vi)   5/12/03          5/12/04
      (vii)  1/01/01         12/31/01

7. Title and Amount of Underlying Securities
          Title         Amount or Number of Shares
       ------------     --------------------------
       (i)   Common            12,500
       (ii)  Common            12,500
       (iii) n/a
       (iv)  Common            25,000
       (v)   Common            25,000
       (vi)  Common            25,000
       (vii) Common           100,000



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

8.  Price of Derivative Security
       (i)   $0.01 per share
       (ii)  $0.01 per share
       (iii) n/a
       (iv)  $2.00/share
       (v)   $2.00/share
       (vi)  $2.00/share
       (vii) $2.00/share

9.  Number of Derivative Securities Beneficially Owned at End of Year
       (i)    12,500
       (ii)   25,000
       (iii)  12,500 (conversion to non-derivative security - see above)
       (iv)   37,500
       (v)    62,500
       (vi)   87,500
       (vii) 187,500 (See Explanation of Responses, Note 2)

10. Ownership of Derivative Security: Direct (D) or Indirect(I)
       (i)   Indirect
       (ii)  Indirect
       (iii) n/a
       (iv)  Indirect
       (v)   Indirect
       (vi)  Indirect
       (vii) Direct

11. Nature of Indirect Beneficial Ownership
       (i)   Held by spouse.
       (ii)  Held by spouse.
       (iii) n/a
       (iv)  Held by spouse.
       (v)   Held by spouse.
       (vi)  Held by spouse.
       (vii) n/a

Explanation of Responses:
   Note 1: As reported in the Initial Statement of Beneficial Ownership of Securities, Mr. Chu stated that he had no holdings in the Company. Herein, on the Annual Statement of Changes Beneficial Ownership, Mr. Chu discloses the pecuniary interest resulting from his spouse's holdings and other subsequent events occurring as of May 12, 2000, which now represent his total holdings as of December 31, 2000.

   Note 2: Total of 187,500 Derivative Securities Beneficially Owned at End of Year equals a total of 87,500 derivative securities (options) owned indirectly and a total 100,000 derivative securities (options) owned directly.


       /s/ Thompson Chu                                    January 8, 2001
---------------------------------------------          ----------------------
     **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



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